EXHIBIT 99.3
Press Conference

INFOSYS TECHNOLOGIES LIMITED
PRESS CONFERENCE
Q2 FY 08 RESULTS
OCT 11, 2007

CORPORATE PARTICIPANTS

 Kris Gopalakrishnan
 Infosys Technologies - CEO and MD

 S.D. Shibulal
 Infosys Technologies - COO

 V. Balakrishnan
 Infosys Technologies - CFO

 Mohandas Pai
 Infosys Technologies - Director and Head - HR, E&R, Fac and Adm

 Amitabh Chaudhry
 Infosys BPO - CEO

PRESS CONFERENCE PARTICIPANTS

 Mobis

 Rohit
 Dow Jones

 Sumeet
 Reuters

 Arun
 Economic Times

 Hari
 Bloomberg

 Sunanda
 NDTV

Bani

Good afternoon everyone.  Welcome to Infosys Quarter 2 result announcements.  It is a pleasure to see you all.  We will start the proceedings by a presentation by Kris on the company's financial performance, post that Shibu will come on and provide a presentation on the company's operational performance.  Kris comes back to provide the outlook. We will follow that with a Q&A.  I would request you to press the red button in the panel in front of you to ask the questions.  Also please identify yourself. Thank you and over to Kris.

Kris Gopalakrishnan

Thanks Bani and good afternoon to everyone of you.  Thank you all for taking the time off and coming to our presentation on 2nd Quarter results for 2007-08.  This is the standard safe harbor clause, you all know this.

So looking at the financial performance, this is the first quarter our revenues have crossed a billion dollar mark. In that sense it is a significant milestone for the company.  Our income was Rs. 4,106 Crores for the 2nd quarter ended September 30. This is a year-on-year growth of 19%.  Our net profit after tax was Rs. 1,100 Crores for the quarter ended September 30, which is a year-on-year growth of 18.4%. Earnings per share increased to Rs. 19.26 from Rs. 16.75 from the corresponding quarter last year which is a year-on-year growth of 15%.  We have added 48 new clients. We have seen actually all around growth this quarter across the different industry segments - financial services, manufacturing, retail, energy & utilities, across the board we have seen growth. We have seen growth in the different geographies.  The gross addition of employees is 8,543. At the beginning of the quarter we had said that we will add 11,000 employees. We had to delay the joining date for about 2,500 people to October because there was a delay in completion of the infrastructure in Mysore for the training to happen.  So that was the reason it is slightly lower than what we said.  And for the year we are still looking at adding 30,000 people, in fact that is actually more than what we said last quarter of 26,500.  We will be adding 30,000 employees gross for this year.  Currently the total strength stands at 80,500 employees.  And we have announced an interim dividend of Rs. 6 per share which is 120% on par value of Rs. 5, compared to Rs.5 for the corresponding period in the previous year.

Now looking at more details on the financial performance, income is Rs. 4,106 cr, net profit after tax and minority interest is Rs. 1,100 cr and earnings per share is Rs. 19.26.  So that was the financial performance of the company.  Overall, the growth has been very robust. We have seen that the environment is very, very positive for IT services. Some analysts have actually shown that this year the IT services growth has been stronger than before.  And in the past we have seen that offshore benefits disproportionately, offshore benefits more than normal compared to the general growth in the IT Services industry, which is reflected in Infosys's performance.  Now I will hand it over to my colleague, Shibulal to talk about the operational performance in more detail.

S.D. Shibulal

Good morning everyone. It is a pleasure to be here.  As Kris said it is a very good quarter. We have crossed a billion dollars in revenue.  I will take you to some of the operational performance.

Our North American businesses remained stable, 62.6%. At the same time our European business has gone up, it has gone up to 27.4%, in percentage terms.  So if you look at the history of Infosys, we were at one point in time, 9.9% European business and our strategy was to increase our European business over a period of time.  You can clearly see the results. It is 27.4% this quarter.  India has come down marginally to 1% and the rest of the world is 9%.  Utilization has gone up from last quarter to this quarter, excluding trainees it has reached 77.8% from 73.9% last quarter.

At the same time we have enough trainees in the pipeline. Our utilization including trainees is at 70.5%.  Once again let me just point out, we have increased our number for recruitment this year.  We will be recruiting 30,000 including the 1,500 people we will be getting from the Philips lift-out.  We recruited 8,500 gross, 4,500 net this quarter.  And Kris talked about the delaying on 2,500 people because of the infrastructure readiness in Mysore.  Fixed Price has gone up, we have been focused on a Fixed Price. This is a way for us to extract better value from our clients. It has gone to 29.8%, and time and material, 70%.  Onsite has marginally come down, 48.8%.  This has happened while we have increased our business in consulting and package implementation.  Consulting and package implementation are businesses which are predominately or largely onsite.  Consulting is largely onsite, package implementation has a higher percentage of onsite.  While we have increased our business, today of our total portfolio about $240 millions comes from consulting and package implementation which is 24% of our revenue. While we increased our consulting and packaging implementation, we have been able to maintain our onsite and in fact marginally bring it down.

We have added 48 new clients this quarter.  We have 113 Fortune 500 clients and we have added 3 new Fortune 500 clients this quarter.  Our top 10 client give us 7.9% of our revenues.  Our top 10 clients give us 29.9% of revenues. We have a total of 295 clients who are giving us more than a million dollars up from last quarter by 10.  16 clients more than $ 50 million and 3 clients more than $ 100 million.  Over top 10 clients grew by approximately 3% and the remaining grew by about 13.7%. This changes from quarter to quarter but then nothing material there.  We added 48 clients last quarter.  We opened our subsidiary in Mexico last quarter.  This will provide us with a capability for same time zone service to the US. We will be providing consulting, information technology and all of our other services - Business Process Outsourcing, Infrastructure Management and Package Solutions from our Mexican center. We also became the first company outside North America to join the Financial Institution Shared Assessments Program.  This is a leading standard body that provides tools to evaluate in the security practices of information technology service provider.  We were the first company outside North America to join this program.  We are seeing growth in energy sector. In fact we are seeing growth in almost all of the verticals.  Our financial services, what grew by 11%, manufacturing by 13% quarter-on-quarter, energy & utilities by 19% and retail by 27% all this quarter-on-quarter.  In the energy sector, one of the largest building contractors in Middle East has signed up for SAP implementation with us.

These are some of the client acquisitions last quarter - a multiyear engagement with a leading software vendor with worldwide operations to maintain Corporate Applications for Finance and HR.  We of course have the Philips deal which we started this quarter, $ 250 million; 1,500 people lift-out in 3 different countries.  We also have a deal in Canada which is for a transportation organization, multimillion dollar deal above $ 50 million and multiyear.  We have announced multiple wins in the finacle space across Middle East, Asia Pacific and US,  expansion of finacle footprint in Fuji.  We have applied for 9 patents in the US. With this a total of 95 patent applications are filed from Infosys.

On the Human Resources side, we ended Q2 with 80,500 people, 75,000 of them software professional. Gross addition of 8,500 net addition of 4,500.  We added 1,700 laterals in the quarter.  As I talked about, our plans for the year is 30,000 including the lift-out of 1,500 people.

We have incurred a capital expenditure of Rs. 403 crores.  We have 13 million square feet space accommodating 65,000 employees.  And 9.5 million square feet under completion capability of accommodating another 26,000 employees.  So let me invite Kris back for the outlook.

Kris Gopalakrishnan

Thank you, Shibu.  The income from the businesses is expected to be in the range of Rs. 4,238 crores to Rs. 4,258 crores. This is a year-on-year growth of 16%-16.5%.  Earnings per share at Rs.20.11, year-on-year growth of 14%.  This is for the quarter. For the fiscal year ending March 31, 2008, the income is expected to be in the range of Rs. 16,588 crores to Rs. 16,648 crores which is a year-on-year growth of 19.4%-19.8%, earnings per share expected to be in the range of Rs. 79.49 - Rs. 79.88 which is a year-on-year growth of 15%-15.6%.  If you include the tax reversal of Rs. 51 crores and Rs. 124 crores in fiscal 200 and /2007 respectively, this is the number. Excluding that the growth is expected to be 17.5%-18%.

Overall, we have achieved another milestone. As I said, crossing a billion dollars in revenue per quarter. The annual guidance has been increased upwards.  I think the key thing is, in-spite of significant appreciation in Rupee from last year to this year, the Rupee has appreciated actually 12%.  And in Rupee terms, if you just convert that into what is the revenue loss, actually it almost Rs. 2,000 Crores.  Our unique business model, I think has clearly demonstrated again that we will be able to manage and maintain our margins.  Over the last several years we have consistently demonstrated that we will be able to manage margins.  Abrupt change of rupee within a quarter like it happened last quarter of 7% of course it is challenging for any company but then we have quickly recovered and brought the margins back up.  This quarter also witnessed an increase in pricing. The pricing environment actually is stable with an upward bias as we have been saying.  And our continued focus on higher value-add services, increasing the efficiency, increasing to leverage the different services etc. clearly shows the resilience and the robustness of our model.  We will continue to invest in people, because long term we strongly believe that any company in the services industry must focus on it is people and will continue to invest in creating a very strong training and recruitment engines for the company.  Thank you now we are open for questions as Bani said.  Please press the red button, identify yourselves and release the button after asking the question so that we can answer the question.  Thank you.

Mobis

Congratulations on excellent numbers.  Actually I just want to get from you the year-on-year impact on the margins, it is just about 100 basis points, despite the 12% odd appreciation in the Rupee, the wage hike, can you just take us through how margins has been, not impacted much.

V. Balakrishnan

Okay, when we gave the guidance last quarter, we said the revenues will grow from 30%-31%, now we have increased the revenue guidance to 34.5%-35% growth in dollar terms.  Last quarter we said the overall margins for the full year could be down by around 150 basis points.  Now what we are saying is the overall margins for the year when compared to last year, could be within 50-100 basis points here and there.  So it could be 50-100 basis points down from what it was last year. It is because of the growth.

Romit

Sir, Romit from Dow Jones. Sir, just to clarify, so you are saying, EBITDA margins will be down 50-100 basis points on year versus what it was last fiscal year, right, for this fiscal year.

Mobis

But that is at the net level right. This is a follow up on my first question, you are talking about net or EBITDA

V. Balakrishnan

I am talking about PBIDT.

Mobis

Okay for Q2 specifically can run us through how come margins have fallen just 120 basis points.

V. Balakrishnan

See in Q1 the EBITDA was 28.8% in Q2 it went to 31.3% that is means we got an improvement of 250 basis.  The visa cost, we had some lumpiness in the first quarter because when the window opens up we have to apply for as many visas as we can.  Last quarter we spent around $16 million in visa. This quarter it has come down to $ 3.5 million.  So we had a positive impact of 1.2% on the margins because of visa.  We got scale benefits on the G&A of around 90 basis points.  The bill rates went up by around 1.9% this quarter. It gave a positive impact of 1.1% on the margins.  And we had the rupee impact, rupee appreciated on an average basis by 1% as compared to last quarter.  So it had impact of 50 basis points on the margins.  So net-net the operating margins went up by around 2.5% this quarter as compared to last quarter.

Speaker

With the Rupee appreciation, which are the countries against which you are actually losing your competitive advantage?

Kris Gopalakrishnan

See India continues to be the number one and the preferred location for IT, BPO services because of the large population, large educated population, support from the government etc. and in spite of rupee appreciating, you need to understand that the industry in India has very good margins actually.  And so India continues to be one of the locations. Having said that, countries in the Eastern European region, specifically in supporting European languages, China longer term, both in IT Services as well as in BPO could be some competition. But I would say foreseeable future India will continue to be one of the preferred locations for ourselves. Mohan wants to add, Mohan.

Mohandas Pai

In services there is no competition to India on the scale that India has right now. Even if the currency goes up, there are no people that you can hire.  This year the industry will hire 430,000, services will hire about 200,000 people. You cannot hire 200,000 people for export industry in many countries.  So India will remain competitive.  In the BPO, Philippines is coming up, Philippines this year hired about 100,000 people, India will hire 230,000, but the currency in Philippines is also appreciating for the same reason it is appreciating here. There is too much money going to the Philippines and the currency is appreciating.  Vietnam the currency is appreciating, in Eastern Europe those countries that are on the Euro like the Czech Republic, the currency has appreciated.  Brazil the currency has nearly doubled in 2 years.  If you look at all the countries including the big countries every where the same factor, the currency, the local currency is appreciating against the dollar.  So everybody is more or less on par, in Thailand the currency has again appreciated.  So no country is left out of this huge appreciation in currency.

Sumeet

Sumeet from Reuters. Bala I just wanted to check, you said that margins in FY08 may come down by 50 to 100 basis points from last year, year-on-year.  Just wanted to check, are there any other levers which you can use to minimize the impact of margins because of the Rupee appreciation. Is there any thinking going on to expand more aggressively overseas in other countries, low cost countries where the currency is not as vulnerable as in India now.  Thanks.

V. Balakrishnan

We had given a guidance last quarter. Now we are giving revised guidance. We have assumed the Rupee to be at 39.5 for the rest of the year.  That means we have to absorb another 2% appreciation in rupee for rest of the year.  In spite of that the impact on the margins is going to be only 50 to 100 basis points.  We have to see how it is going to move for the next 6 months.  Having said that, rupee is not going to go only one way. It is going to move both ways because if you look globally all the currencies are very volatile. There is a lot of economic news coming out from all the major countries.  And for India oil is the big thing. Today currency is appreciating mainly because lot of money is coming into the system.  The economy does not have the capacity to absorb so much of money inflows. That is a big issue.  We have lot of levers in the business. We will try to use some of them in the short term to minimize the impact. In the long term we are focused on how to improve revenue productivity, help to move the value chain, moving to more services like consulting, package implementation or solutions to make sure the revenue productivity goes up.  And also focus on growth. These two are going to be the long term levers.  Short term, will use all the 10 or 12 wisdoms which Shibu has come up with to make sure the margins are not impacted.

Speaker
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V. Balakrishnan

We always said that we are going to cover our net exposure for next two quarter at any point of time.  At the end of September, we have slightly gone above that.  If you look at our net exposure for a quarter, it could be around $500 million.  We are covered $ 1.4 billion. So it will be within that range.

Romil

Just wanted to find out whether the on year growth which Infosys has seen this quarter, is the slowest that is recorded.

Kris Gopalakrishnan

See compared to last quarter this quarter was better and higher.  And we have revised our guidance as we said, when we started the year we said 28%-30%, then we said 29%-31% now 34.5%-35%.  So our focus is to make sure that customers trust us with their business.  We continue to focus on what are the relevant services to them and continue to grow the business. We are seeing growth, across the board we are seeing growth. This is the first billion dollar quarter we have had.  And environment continues to be positive that is where I would leave it at this point.  Bala you want to add something.

V. Balakrishnan

No I do not think this is a slowest growth we have seen. Even if you factor in the currency, in 2004 our growth was 5.2%, in Q4 of 2004 it was 7.4% now Rupee terms we are growing at 8.8%.  Please understand the volume growth is still very good. We are still growing at 7.7% sequential in volumes.  The dollar growth has been extremely good. We are giving a guidance of 35% growth in revenues.  We have absorbed around Rs. 2,000 crores of revenue loss because of the currency impact and still we are able to maintain the margins.  I do not think you can find many companies in the universe who can do this.

Speaker

Is it this Rs. 2,000 crores first half?

V. Balakrishnan

It is for the full year last average currency was 44.98, this year it will be around 39.92. So we lost around Rs.5 per dollar on $ 4 billion of revenues, it will be Rs. 2000 cr.  And we lost Rs. 2000 crores, still maintaining margins.

Speaker

________

V. Balakrishnan

It is for the full year fiscal year 2007 to fiscal year 2008 based on the guidance we have given.

Speaker

This is the estimated loss I think.

V. Balakrishnan

Yeah yes.

Speaker

_______

V. Balakrishnan

No I would not say I will not be concerned. We will be concerned but what you are saying is as long as the movement is gradual, we should be able to use some of the levers and reduce the impact.  What I am saying is the currency is not going to move only one way like everybody predict, even if you look at all the predictions coming from various banks, it is mixed, somebody is saying 40 somebody is saying 38.  So it is going to be 2 way movement.  So we have to proactively hedge and try to minimize the impact.

Speaker

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Kris Gopalakrishnan

No, no, no.  Our business is today very different from what it was 10 years back. 10 years back was primarily focused on application development maintenance, like technology solutions company.  Today, about 24% of our revenue is coming from consulting like services.  We also have a very robust business outsourcing practice.  Finacle is doing very well in the market as a lead core banking product.  The company is actually much more diversified, of course in the IT services and the BPO space.  We have gone to become with the current run rate, a $ 4 billion company.  This quarter we saw revenues of a billion dollars in just one quarter and 80,000 employees which is very different from what it was like 10 years back, more global with presence in China, with presence in Eastern Europe, small presence of course in Philippines, Thailand, a small presence in Mexico, significant number of offices in more than 30 countries.  So the company is very very different and with the highest margins in this industry which we have in spite of volatility in the rupee.  We have been able to sustain over many many years, 1994 as I said when rupee was 30 to 48 to 39.5, we have been able to actually sustain the margins actually and manage to grow the business.

Speaker

_________________

Kris Gopalakrishnan

See when you are competing for, and I am going to use an analogy, an Olympic gold medal which is what companies like Infosys are trying to do - to be seen as a leader in this space.  There is no room for relaxation.  Because you are going for the prize and there is no room for relaxation of course.

Speaker

The employee compensation obviously cannot be touched but if there are any cost cutting effort within the organization.

Kris Gopalakrishnan

No, see what we get is the scale benefit as we grow because some of the parts of the business does not need to grow as fast as revenue. So we get some scale benefits, in fact we are spending money in building up infrastructure, we are spending money in investing in our employees, we are spending money in sales and marketing, we are opening up new offices, we are starting new services.  In every aspect of the business, we continue to invest significant amount of money at this point.

Speaker

Sir, I just wanted to clarify again sir, Bala.  You will expect the loans about Rs. 2,000 crores in revenue this fiscal year but despite that should expect just a 50 to 100 basis point fall in margins.  Right.

V. Balakrishnan

See, we will be losing around Rs. 2,000 Crores in revenue that means around Rs. 250 crores in net profit. Still we will be able to maintain the margin within a narrow band of 50 to 100 basis points.

Arun

Hi, Arun from the Economic Times. Can I get an idea of the subsidiary performance for September 30, 2007.

V. Balakrishnan

BPO had revenues of around Rs. 212 crores with net margin of 21%.  Australia had around Rs. 138 crores of revenues with net income of Rs. 30 crores.  Consulting, we had Rs. 65 crores of revenue, we had a loss of Rs. 48 crores because we had a earn out for all the founders of consulting and the earn out period got over and we have to provide to earn out.  China, we had Rs. 20 crores of revenue with loss of some Rs. 13 lakhs.  Mexico, we had a loss of Rs. 40 lakhs.

Hari

Hari from Bloomberg. At the end of June quarter what was the hedging and a specific question for Mr. Pai, what you anticipate your staff members to be in 2010 and what portion of that will be in the U.S.  Thank you.

V. Balakrishnan

Last quarter it was 925 million and this quarter it is 1.4 billion.

Mohandas Pai

I cannot give you future numbers because we have not drawn up a strategic plan as of date.  So we are just doing a planning exercise for the next year so I do not have a number but right now we are 80,500 people out of which about nearly 3,000 people are of non-Indian nationality.  This quarter we will hire 9,500 people gross, in the third quarter and the next quarter may be 4,500 people gross.  I do not know how many people leave us. So I cannot give you end of the year number and for next year, we already visited 1,000 engineering colleges and made 18,000 offers for the next year.  We are the largest hirers in India in colleges as of date; 1,000 engineering colleges out of 1,700 colleges in India and we have made 18,000 offers for the next year and we run a Campus Connect project which is the largest program of its type in the whole history of India. 380 colleges are already enrolled, 31,000 students have taken our course and our records show that as against a failure rate of may be 2.5%-3% amongst all people who join our training program after they join in  Mysore, the failure rate in this Campus Connect quality  has been zero. So we have trained 1,200 faculty across all these colleges and because of the massive investment in Campus Connect, we are qualitatively raising the standards of engineering education in India and we have seen a new phenomenon mainly the IT companies go to colleges where Campus Connect is running and go hire all the Campus Connect students have gone through this course without a test or an interview. So there is competition for us.

Sunanda

Sir this is Sunanda from NDTV and I was trying to clarify, the client contribution to revenues from your top clients have fallen and consequently has gone up for your $ 1 million dollar plus.  Why is that, are you trying to broad base your revenue growth.

S.D. Shibulal

No there is nothing material in that change.  We have seen quarters where the top 10 has gone up more than the non-top10.  This quarter we are seeing the top 10 going up by about 2.7% and the non-top 10 going up by 13.7%.  We have added 48 new clients this quarter and 3 clients in the fortune 500 category have been added this quarter.

Kris Gopalakrishnan

See if you take a 12-month period, we are seeing growth across all the segments including our top 10 and good growth actually.

Speaker

Sir, 95 patents that you mentioned, what is the material impact on your revenues from those patents?

S.D. Shibulal

These patents are meant to protect the intellectual property which we have developed.  It means that we are investing in research and development.  These are innovations we have done over the last couple of years.  The commercialization of this is an activity which we are undertaking now.  We are yet to finalize any revenue numbers but we are actively pursuing commercializing our IP

Speaker

Can you quantify that in someway I mean what percentage of your revenue comes from IT related sales or services, built around IT related work.

S.D. Shibulal

An indirect way to look at that is our revenue from solutions. Solutions are usually intellectual property developed by us along with our alliance partners.  We get about 12% of the revenue from solutions and alliance today.  Solutions and alliance together we get 12% of revenue and these revenues usually come above our average margins by anywhere between 4%-6%.

Arun

Hi, Arun from ET again.  Just two questions, one is relating to the fixed price component.  Year-on-year, it has seen a rise.  Is this the kind of a strategy that you are adopting to beat the appreciation of the rupee and the second thing is the U.S. sub prime issue, how is it, I mean can we get an idea as to what exactly is happening and how do you plan to tackle that.

S.D. Shibulal

So on the fixed price trend, we definitely would like to do more fixed price projects but it also has relevance to what the clients is inclined to do.  There are many situations where as the relationship matures into a very very trusted relationship, the client chose the time & material instead of fixed price because of their comfort with us because fixed price is a way for them to limit their exposure but that is the trust in which they tend to become more comfortable, time and material even in traditional fixed priced areas. We are interested in taking out fixed price up and doing it at a higher productivity so that we can extract better value.

Amitabh Chaudhry

On the sub prime side, especially we are just focusing on people who are or clients were involved on sub prime mortgage side.  We had only four clients who are potentially doing mortgage business and there is only one of them which has decided to close down mortgage business that is a part of a very very large finance institution. We have talked about that quite publicly.  The impact of reduction in volume and impact of closure of sub prime mortgage or that particular business on us has been very very small.  It has been compensated for by increase in business from the same players because they are involved in other parts of banking in general.  So, we are quite comfortable in terms of sub prime having a direct impact on the BPO side of the business.  I think within the IT side the impact of sub prime, directly the sub prime crises has been minimal and given the status of the client, I do not expect any further fall out from what we have already seen already.  So I do not see impact.

Arun

This wave of consolidation that is happening in the banking sector particularly in Europe, what does it portray for the Indian IT sector.

Kris Gopalakrishnan

In the case of Infosys, most of the acquiring banks actually happen to be our clients already and any M&A activity actually generates some business in the IT side. So current indications are that we should see some benefit from this but we will have to wait because these are large transactions and when it will happen and when the increase in IT spend   will happen etc., we will have to wait and see but generally for Infosys in this case because we have had some relationship with some of those clients.  Some of those companies, some of the banks, we see some positive benefit to accrue to the company.

Sumeet

This is Summit from Reuters again.  Mr. Shibulal, if you could tell us about the kind of the size of the deals that you are signing against the backlog of this global credit tightening and sub prime crises.  Has there be no significant shift that you have witnessed now and what is the kind of an IT budget you are looking at in 2008.  Thanks.

S.D. Shibulal

So on the deals, this quarter we have finalized the Philips deal which is the largest deal of that sort, $ 250 million dollar; 1500 people lift out.  We are underway in the integration process.  Another deal which I can talk about is one in Canada where we have signed a deal with a transportation organization in Canada close to $ 100 million multi-year.  At any point in time we are pursuing about 12-14 such deals, large deals in nature, 70% of them, above $ 100 million. At this point in time, the pipeline on those kinds of deal what we call the 'large deals' is about a billion dollars plus. Now on the regular deal flows, we are not seeing any substantial change but we are closely in touch with the clients. We are waiting for the finalization of the next year budgets but at this point in time we are not seeing any substantial change.

Speaker

It is $ 1 billion confirmed orders is it and for what period is it, when do the revenue start kicking in.

S.D. Shibulal

I am talking about the large deal pipeline.  These are not confirmed orders.  This is the large deal pipeline which we have and there is no confirmation about any of this.  The incubation period for these kinds of deals which are large and multiyear contracts are anywhere from 6-9 months and at any point in time we are pursuing variable 12 to 14 deals. We could lose our many of those deals but the pipeline is increasing and our ability to win also is increasing and ability to win larger and larger deals is going up see.  Phillips is $ a 250 million deal which is with the 1,500 people take over in three different countries.  We do not divulge conversion rates on a deal by deal basis.

Speaker

Sir, the fact the $ 1 billion figure you have given sir, means like you are in the race for $ 1 billion worth of business. Is that the correct way to interpret this or are you sure you are going to win about $ 1 billion worth of business.

Kris Gopalakrishnan

Okay, these are deals which we are pursuing, we hope to win some of them.  These are as Shibulal said multiple multi-year deal, not one deal, multiple multi-year deals which we are pursuing and we hope to win some of them of course. That is why we are pursuing them.

Speaker

Sir, your dollar based revenue guidance has been raised about 3% on the higher end, 1% came from what you out did in the second quarter.  Some amount would have come from Phillips I would reckon, so you are hardly raising your dollar based revenue guidance and despite the talk about increased demand in growth.

V. Balakrishnan

See Phillips is only some $ 7 million a quarter that is $ 14 million for the year but the guidance has been increased because there was general momentum in the business.  Earlier we said, 6% growth for second quarter, we have grown by 10.1% in dollar terms. So the guidance reflect the momentum.  Phillips is small part of that.

Speaker

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V. Balakrishnan

Well it depends on how the rupee moves for the next 6 months. Based on 39.5 for the next 6 months, we have given a guidance now.

Speaker

This depends on more on the rupee growth and?

Kris Gopalakrishnan

It depends on growth and rupee.  This quarter we saw growth and we have generally said the environment is positive. We will have to see how the rupee moves and we have given the growth numbers as we see it today.

Speaker

Hi, this question is to Mr. Pai.  Mr. Pai could you elucidate on the reason why there was a delay in the Mysore project and also the availability of land for large projects like yours.  You see a situation were perhaps there is some kind of resistance growing because these kinds of projects are getting bracketed as either SEZ or those kind of retail rollouts that some of the major industrial houses in India have announced.

Mohandas Pai

Well, I think we were suppose to built 7,500 rooms and a million square feet of training space. Totally something like 6 million square feet of space in Mysore over a period and we are supposed to get about 3,500 rooms before September. We just got some 300 rooms. The contractors could not fulfill their obligations.  It happened because of two reasons. There is a shortage of cement in the market place.  What has cement got do with IT companies? There is no place to put up people to train. There is a shortage of cement in Mysore, in Pune, in Hyderabad, in Chennai, all over the country and the price has gone up from Rs 200 per bag to Rs 270 per bag in six months.  India has got a problem. And two there is a shortage of construction labor.  Could you believe it, people say there is shortage in IT, you do not know what is the shortage in construction.  I do not know about the media, you have to tell me but there is a shortage of bar binders, carpenters, electricians, plumbers etc., all over the country and I think most of the construction project, if you buy a house you are not going to get in time. So contractors could not complete. So 3,000 people who were supposed to join us in September between the second and third week of September are now going to join us in Mysore between the second to third week of October. But please remember if you hire 3,000 people who join in a month you and you have to train them, there is no place you will get hotel rooms. We have to put up 1,500 people in hotels for one and a half months in Mysore because of delays. People had already come to Mysore and all the hotel rooms in Mysore are taken by us.  Because of Dussehra, we have to release the rooms.  I mean you will not believe all this but this is reality in India and this is why this happened.  There was no plan in it. It has just happened.  Two, we have land, we have land in Hyderabad, so we do not have a problem.  The government has given us 450 acres of land.  We got land of 200 acres in Jaipur in SEZ. We got 350 acres in Mangalore.  We got 50 acres in Trivandrum.  We have been very lucky except the State of West Bengal where the government has given us land which they had acquired. So we have not seen any challenges all around. Only in West Bengal we have not got land for the last 3 years,   And of course, Bangalore we got 300 acres of land which we are acquiring privately and we have applied to the government for conversion. With the government now not being there, I do not know what is going to happen but the process is on and we have no capacity in Bangalore. By December or may be March of next year, we will have more seats in Pune than Bangalore.  We will have 22,000-23,000 seats in Pune.  We will have only 22,000 seats in Bangalore by March of next year. So when we hire next year, Pune may become bigger than Bangalore but we are not seeing resistance towards us anywhere.

Speaker

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Mohandas Pai

Well the CEO is just building a new house which is an extension to his house.  Our Co-Chairman has got a bigger house, our Chairman is traveling around the world, so he is resident in no place.  Bala has got a very nice house, I got my house.  We are not shifting.

Balaji

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Mohandas Pai

Balaji if we tell you the location, the price will go up in the neighboring areas.  It is the same location that was approved by the Dharam Singh Government and five and a half thousand acres of land surrounding these 300 acres has also been approved by the government for lot of people to set up software technology parks.  If you look at all the proposals, I think the builders want to build 4 50,000 seats around where we have got the land.  I don't know whether it is going to come and there is going to be no space in the road to get all those people in.

Speaker

At what price.

Mohandas Pai

I do not want to tell you the price now.

Speaker

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Mohandas Pai

Well, it is in advance, we are negotiating the purchase.

Speaker

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Mohandas Pai

Well, it has been acquired and we have paid advances but we do not want to give the details about the price and all right now till the whole matter is closed.  Everything we acquire privately at the market rate.

Speaker

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Mohandas Pai

Well, hopefully yes.  I mean the applications have been made and hopefully yes and we do feel very sad that so much of employment has been lost in Bangalore because we could not get the lands. I mean it is a major challenge for Bangalore.  Well after the land comes, I mean there is no road to have a map there.  There is no road yet. Balaji must go and see the place. There are no roads built there yet.

Speaker

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Mohandas Pai

Well, I do not know.  I am not so optimistic like we were.  We are not optimistic but the fact is that after the conversion is over, we have to apply for SEZ   approval.  It has to be SEZ , that will take may be three months and if we start construction after that, it will take a minimum of 9 months and may be 12 months before the first building comes up and people move there.

Speaker

Sir, how many staff do you plan to add in the third quarter?

Mohandas Pai

In the third quarter the budget is for 9,500 people.  Everything is gross.  Yeah, it has gone up Balaji.  We forget the BPO is running at 35% and it has come down, I think it is one of the best in India, so it is okay.  In BPO in the data is 22.5%, in voice it is larger it is 45% but it is very good as per industry standards.  For us, it has gone up by 0.5% LTM out of which 0.37% is because of more people leaving us for higher studies.  In the last 12 months, we have lost 1,300 people who went to do the M. techs and MBAs and the year before that, same 12 months in 2006, we had about 950 people who left us to do the MBAs and their M.Techs. Now people want higher education, they come and work for 2 to 3 years, they go for higher education, seems to be a trend, globally it's the same trend. So barring that it has been relatively flat.

Kris Gopalakrishnan

So, let me thank you all for coming today and looking forward to meeting you again next quarter.  Thank you again.